UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ________)*
1
Bridger Aerospace Group Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
96812F102
(CUSIP Number)
January 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b) Rule 13d-1(c) X
     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
13G
CUSIP No.96812F102 Page  of


1. Names of Reporting Persons. Bear Creek Asset Management, LLC
2. Check the Appropriate Box if a Member of a Group (a) X (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares   Beneficially Owned by   Each Reporting
Person With:  5. Sole Voting Power
6. Shared Voting Power 2,076,819 (1)
7. Sole Dispositive Power
8. Shared Dispositive Power 2,076,819 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 4.1% (1)
12. Type of Reporting Person IA

(1)
Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as theinvestment adviser and has discretionary authority over acquistion and disposition of securities and is the sum of
(i) 0 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1
(CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC, which are convertible at the election of the holder into 2,076,819 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(1)
Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as theinvestment adviser and has discretionary authority over acquistion and disposition of securities and is the sum of
(i) 0 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1
(CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC, which are convertible at the election of the holder into 2,076,819 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(1)
Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as theinvestment adviser and has discretionary authority over acquistion and disposition of securities and is the sum of
(i) 0 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1
(CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC, which are convertible at the election of the holder into 2,076,819 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(1)
Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as theinvestment adviser and has discretionary authority over acquistion and disposition of securities and is the sum of
(i) 0 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1
(CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC, which are convertible at the election of the holder into 2,076,819 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.


13G
CUSIP No.96812F102 Page3of


1. Names of Reporting Persons. Bear Creek Products 2018-1 (CNI), LLLP
2. Check the Appropriate Box if a Member of a Group (a) X (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States of America Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power
6. Shared Voting Power 2,076,819 (1)
7. Sole Dispositive Power
8. Shared Dispositive Power 2,076,819 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 4.1% (1)
12. Type of Reporting Person PN

13G
CUSIP No.96812F102 Page 4 of


1. Names of Reporting Persons. BC Super Scooper, LLC
2. Check the Appropriate Box if a Member of a Group (a) X (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States of America Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power
6. Shared Voting Power 2,076,819 (1)
7. Sole Dispositive Power
8. Shared Dispositive Power 2,076,819 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 4.1% (1)
12. Type of Reporting Person PN

13G
CUSIP No.96812F102 Page 5 of


1. Names of Reporting Persons. Joseph Roddy
2. Check the Appropriate Box if a Member of a Group (a) X (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States of America Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power
6. Shared Voting Power 2,076,819 (1)
7. Sole Dispositive Power
8. Shared Dispositive Power 2,076,819 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 4.1% (1)
12. Type of Reporting Person IN


13G
CUSIP No. 96812F102
ITEM 1.
(a) Name of Issuer: Bridger Aerospace Group Holdings, Inc. (the "Issuer")
90 Aviation Lane
(b) Address of Issuer's Principal Executive Offices:
Belgrade, MT 59714
(i) Bear Creek Asset Management, LLC; (ii) Bear Creek Products 2018-1
(CNI), LLLP; and (iii) BC Super Scooper, LLC each own securities of the Issuer. Bear Creek Asset Management, LLC serves as the investment adviser of Bear Creek Products 2018-1 (CNI), LLLP and BC Super Scooper, LLC.


ITEM 2. (a) Name of Person Filing:
Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.
(b) Address of Principal Business Office, or if None, Residence:
1200 17th Street, Suite 970 Denver, CO 80202
(c) Citizenship: United States of America
(d)
Title of Class of Securities:Common Stock

(e)
CUSIP Number: 96812F102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable
(a)  [_]  Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o).
(b)  [_]  Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c).
(c)  [_]  Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8)
(e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned: 2,076,819 (1)

(b)
Percent of class: 4.1% (1)

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote

(ii)
Shared power to vote or to direct the vote 2,076,819 (1)




(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of 2,076,819 (1) INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).
Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as theinvestment adviser and has discretionary authority over acquistion and disposition of securities and is the sum of
(i) 0 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1
(CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC, which are convertible at the election of the holder into 2,076,819 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
X
INSTRUCTION: Dissolution of a group requires a response to this item.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATIONS.
(a)
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 6, 2024
(Date)
/s/ Joseph Roddy
(Signature)
Joseph Roddy, Managing Director
(Name/Title)
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.